Actions Semiconductor Reports Third Quarter 2012 Results

ZHUHAI, China, November 6, 2012 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today reported its financial results for the third quarter ended September 30, 2012.

All financial results are reported on a U.S. GAAP basis.

Revenue for the third quarter of 2012 was $15.8 million, as compared to revenue of $12.6 million for the second quarter of 2012, and $15.3 million for the third quarter of 2011.

Net income attributable to Actions Semiconductor's shareholders for the third quarter of 2012 was $0.66 million or $0.01 per American Depositary Shares ("ADS"). This compares to a net loss attributable to Actions Semiconductor's shareholders of $0.56 million or $0.01 per ADS, for the second quarter of 2012, and net income attributable to Actions Semiconductor's shareholders of $2.6 million or $0.04 per ADS, for the third quarter of 2011.

Actions Semiconductor reported gross margin of 37.6% for the third quarter of 2012, compared to gross margin of 37.0% for the second quarter of 2012, and 40.6% for the third quarter of 2011. The Company ended the third quarter with $40.0 million in cash and cash equivalents. Trading securities and marketable securities, current and non-current, were $173.4 million at the end of the third quarter.

Since the share repurchase program commenced in 2007, the Company has invested approximately $44.8 million in repurchasing its shares. As of September 30, 2012, approximately 19.7 million American Depositary Shares (ADSs) were repurchased.

“Our third quarter revenue was in line with expectations and we were pleased to see a sequential improvement to our bottom line,” stated Dr. Zhenyu Zhou, CEO of Actions Semiconductor. “While, the largest portion of our revenue came from our value-oriented solutions, we are beginning to see early results from the product strategy we put in place over the past year. While we are concentrating on growing our tablet business, we continue to preserve our leading market share position in our mainstream portable audio and portable video products.

“As a result of our ongoing R&D and product innovation efforts, we recently introduced our new ATM702x product family. We are excited to be one of the first companies to provide a high performance tablet SoC beyond dual core CPU and to integrate USB 3.0 PHY into SoCs.

“As we head into the fourth quarter, we will continue to focus on further penetrating the mobile Internet enabled multimedia tablet market. We remain enthusiastic about the long-term growth opportunities in this market segment,” concluded Dr. Zhou.

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

For the fourth quarter of fiscal year 2012 ending December 31, 2012, Actions Semiconductor estimates revenue in the range of $13.5 to $14.5 million and gross margin of approximately 37%.

Conference Call Details

Actions Semiconductor's third quarter 2012 teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Tuesday, November 6, 2012. To participate in the live call, analysts and investors should dial 877-941-8416 (within U.S.) or 480-629-9808 (outside U.S.) at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company's website at www.actions-semi.com. An audio replay of the call will be available to investors through November 16, 2012 by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering access code 4569720.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Shanghai and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning signs of positive indicators in the industry for next year, growth in the market driven by continued proliferation of applications within the PMP market and incremental rebound of overall demand for these products, Actions Semiconductor's belief that it is positioned to capture some upside from these trends, and Actions Semiconductor's future expectations with respect to revenue, gross margin, operating expenses and share-based compensation expense. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:

Lisa Laukkanen	Edward Chen
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	edward@actions-semi.com
415-217-4967	+86-756-3392353*1110

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED BALANCE SHEET
(in thousands of U.S. dollars)

	At September 30,	At June 30,	At December 31,
	2012	2012	2011
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	40,044	58,876	33,207
Marketable securities	162,244	148,843	186,890
Trading securities	75	80	530
Accounts receivable, net of allowance for doubtful accounts of $621, $621 and $621 as of September 30, 2012, June 30, 2012 and December 31, 2011, respectively	2,845	2,098	2,794
Notes receivable	21	-	-
Amount due from a related party	158	182	9
Amount due from an equity method investee	113	70	64
Inventories	11,722	10,606	7,477
Prepaid expenses and other current assets	4,159	2,878	1,675
Deferred tax assets	375	414	430
Total current assets	221,756	224,047	233,076

Investments in equity method investees	14,409	14,215	14,246
Other investments	18,833	17,335	17,334
Marketable securities	11,039	11,067	-
Rental deposits	43	43	49
Property, plant and equipment, net	32,133	32,571	32,939
Land use right	1,565	1,578	1,593
Acquired intangible assets, net	8,457	9,002	9,859
Deposit paid for acquisition of intangible assets	1,088	-	-
Deferred tax assets	83	87	27
TOTAL ASSETS	309,406	309,945	309,123

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	7,953	8,285	4,374
Accrued expenses and other current liabilities	6,134	5,945	8,605
Short-term bank loan	12,000	12,000	12,000
Other liabilities	1,893	2,325	1,954
Income tax payable	118	202	238
Deferred tax liabilities	705	421	295
Total current liabilities	28,803	29,178	27,466

Other liabilities	6	6	458
Payable for acquisition of intangible assets	-	153	153
Deferred tax liabilities	3,090	2,925	2,840
Total liabilities	31,899	32,262	30,917
Equity:
Ordinary shares	1	1	1
Additional paid-in capital	20,521	20,902	20,600
Accumulated other comprehensive income	32,523	32,978	32,589
Retained earnings	224,490	223,829	225,037
Total Actions Semiconductor Co., Ltd. shareholders' equity	277,535	277,710	278,227
Non-controlling interest	(28)	(27)	(21)
Total equity	277,507	277,683	278,206
TOTAL LIABILITIES AND EQUITY	309,406	309,945	309,123

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

(in thousands of U.S. dollars, except per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Third-parties:
System-on-a-chip products	15,344	13,646	38,042	29,349
Semiconductor product testing services	65	80	151	259
	15,409	13,726	38,193	29,608
Related-parties:
System-on-a-chip products	383	1,623	977	5,584
Total revenues	15,792	15,349	39,170	35,192
Cost of revenues:
Third-parties:
System-on-a-chip products	(9,584)	(8,100)	(24,117)	(17,941)
Semiconductor product testing services	(34)	(46)	(85)	(142)
	(9,618)	(8,146)	(24,202)	(18,083)
Related-parties:
System-on-a-chip products	(238)	(971)	(606)	(3,240)
Total cost of revenues	(9,856)	(9,117)	(24,808)	(21,323)
Gross profit	5,936	6,232	14,362	13,869
Other operating income	569	674	760	1,296
Operating expenses:
Research and development	(6,205)	(5,455)	(17,544)	(16,102)
General and administrative	(2,041)	(2,397)	(5,913)	(6,318)
Selling and marketing	(367)	(296)	(917)	(888)
Impairment on goodwill and intangible assets	-	(888)	-	(888)
Total operating expenses	(8,613)	(9,036)	(24,374)	(24,196)
Loss from operations	(2,108)	(2,130)	(9,252)	(9,031)
Other (expenses) income	(221)	1,564	(127)	3,991
Dividend income from an other investment	-	-	-	432
Investment income from an other investment	-	268	-	268
Fair value change in financial instruments	-	1	2	3
Interest income	3,418	3,317	9,983	9,174
Interest expense	(64)	(41)	(187)	(92)
Income before income taxes, equity in net income (loss) of equity method investees and non-controlling interest	1,025	2,979	419	4,745
Income tax expense	(568)	(403)	(1,142)	(797)
Equity in net income (loss) of equity method investees	203	82	169	(776)
Net income (loss)	660	2,658	(554)	3,172
Less: Net loss (profit) attributable to noncontrolling interest	1	(9)	7	(5)
Net income (loss) attributable to Actions Semiconductor Co., Ltd.	661	2,649	(547)	3,167

Net income (loss) per share-basic:
Net income (loss) attributable to Actions Semiconductor Co., Ltd.	0.002	0.006	(0.001)	0.008

Net income (loss) per share-diluted:
Net income (loss) attributable to Actions Semiconductor Co., Ltd.	0.002	0.006	(0.001)	0.007

Basic (per ADS)	0.010	0.038	(0.008)	0.045
Diluted (per ADS)	0.009	0.037	(0.008)	0.044

Weighted-average shares used in computation:
Basic	412,398,886	417,128,804	413,580,031	418,556,198
Diluted	417,706,448	430,868,090	413,580,031	436,020,121

Weighted-average ADS used in computation :
Basic	68,733,148	69,521,467	68,930,005	69,759,366
Diluted	69,617,741	71,811,348	68,930,005	72,670,020

Note: Stock compensation recorded in each
expense classification above is as follows:
Research and development	174	10	861	974
General and administrative	52	(10)	245	254
Selling and marketing	8	-	40	49
Cost of revenues	-	1	10	17

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,
	2012	2012	2011
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net income (loss)	660	(554)	3,172
Adjustments to reconcile net income (loss) to net cash provided by
Operating activities:
Depreciation of property, plant and equipment	559	1,742	1,516
Amortization of land use right	9	27	27
Amortization of acquired intangible assets	759	2,185	1,209
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China ("PRC")	(520)	(642)	(995)
Write down of inventories	-	180	232
Loss on disposal of property, plant and equipment	3	-	3
Loss on disposal of intangible assets	-	-	4
Impairment loss recognised in respect of goodwill	-	-	420
Impairment loss recognised in respect of intangible assets	-	-	468
Investment income from an other investment	-	-	(268)
Gain on disposal of other investment	-	-	(195)
Share of net (income) loss of equity method investees	(202)	(168)	777
Share-based compensation	235	1,157	1,294
Fair value change in trading securities	-	(2)	40
Deferred taxes	492	659	414
Proceeds from disposal of trading securities	-	459	-
Changes in operating assets and liabilities:
Accounts receivable	(747)	(52)	(694)
Notes receivable	(21)	(21)	-
Amount due from a related party	24	(149)	238
Inventories	(1,138)	(4,433)	(3,528)
Amount due from an equity method investee	(43)	(49)	30
Prepaid expenses and other current assets	(1,289)	(2,493)	527
Accounts payable	(317)	3,587	4,445
Accrued expenses and other current liabilities	49	(2,639)	3,969
Income tax payable	(84)	(120)	308
Rental deposit received (paid)	-	9	(8)
Net cash (used in) from operating activities	(1,571)	(1,317)	13,405

Investing activities:
Increase in an equity method investee	(1,500)	(1,500)	(9,676)
Investment income from an other investment	-	-	268
Purchase of other investments	-	-	(13,727)
Proceeds from redemption of marketable securities	25,972	145,980	276,331
Purchase of marketable securities	(39,545)	(132,376)	(234,906)
Proceeds from disposal of property, plant and equipment	-	22	34
Proceeds from the disposal of other investments	-	-	195
Purchase of property, plant and equipment	(207)	(979)	(12,638)
Purchase of intangible assets	(234)	(781)	(1,309)
Deposit paid for acquisition of intangible assets	(1,088)	(1,088)	-
Decrease in time deposits	-	-	34
Net cash (used in) from investing activities	(16,602)	9,278	4,606

Financing activities:
Proceeds from short-term bank loans	-	-	12,000
Advance subsidy from local authorities of Zhuhai, the PRC	94	132	16
Proceeds from exercise of stock option	281	2,080	464
Repurchase of ordinary shares	(897)	(3,315)	(5,065)
Net cash (used in) from financing activities	(522)	(1,103)	7,415

Net (decrease) increase in cash and cash equivalents	(18,695)	6,858	25,426

Cash and cash equivalents at the beginning of the period	58,876	33,207	42,872

Effect of exchange rate changes on cash	(137)	(21)	2,355
Cash and cash equivalents at the end of the period	40,044	40,044	70,653